UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Alcentra Capital Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01374T102

(CUSIP Number)

The Bank of New York Mellon Corporation One Wall Street New York, New York 10286

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01374T102	SCHEDULE 13D	Page 1 of 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NEW YORK MELLON CORPORATION
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,128,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,136,251
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,136,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.20%
14		TYPE OF REPORTING PERSON CO; HC

CUSIP No. 01374T102	SCHEDULE 13D	Page 2 of 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY MELLON, NATIONAL ASSOCIATION
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,402,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,409,995
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,409,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.43%
14		TYPE OF REPORTING PERSON BK

CUSIP No. 01374T102	SCHEDULE 13D	Page 3 of 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY ALCENTRA GROUP HOLDINGS, INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,726,256
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,726,256
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.77%
14		TYPE OF REPORTING PERSON CO; IA

CUSIP No. 01374T102	SCHEDULE 13D	Page 4 of 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALCENTRA INVESTMENTS LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,450,999
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,450,999
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.73%
14		TYPE OF REPORTING PERSON CO; IA

Explanatory Note: the date of the event which requires the filing of this report is December 31, 2014, however, information contained in this Statement reflects the Reporting Persons’ beneficial ownership as of March 10, 2015.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.001 per share, of Alcentra Capital Corporation, a Maryland corporation (the “Issuer”), beneficially owned by the reporting persons named herein (each, individually, a “Reporting Person” and, collectively, the “Reporting Persons”). The principal executive offices of the Issuer are located at 200 Park Avenue, 7th Floor, New York, NY 10166.

Item 2.	Identity and Background

(a) – (c) This Statement is being filed jointly by the following persons:

(1) The Bank of New York Mellon Corporation is a Delaware corporation. Its principal business is divided into two principal segments, investment management and investment services. The address of the principal office of The Bank of New York Mellon Corporation is One Wall Street, New York, New York, 10286.

(2) BNY Mellon, National Association is a bank. Its principal business is providing banking and investment products and services to individuals as well as small, midsize, and large businesses and institutions. BNY Mellon, National Association is a direct wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of BNY Mellon, National Association is BNY Mellon Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258.

(3) BNY Alcentra Group Holdings, Inc. is a Delaware corporation. BNY Alcentra Group Holdings, Inc. is a holding company, the principal business activities of which are to hold the stock of various other companies. BNY Alcentra Group Holdings, Inc. is an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of BNY Alcentra Group Holdings, Inc. is 10 Graham Street, London, England, EC2V 7JD.

(4) Alcentra Investments Limited is a corporation organized under the laws of Bermuda. Its principal business is to provide investment management services to pooled investment vehicles. Alcentra Investments Limited is an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The address of the principal office of Alcentra Investments Limited is 10 Gresham Street, London, England EC2V 7JD.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.1 attached hereto, including each director’s and each executive officer’s business address, present principal occupation or employment, citizenship and other information.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with its initial public offering, the Issuer entered into an asset purchase agreement, dated as of May 8, 2014 by and among the Issuer, BNY Mellon-Alcentra Mezzanine III, L.P. and Alcentra NY, LLC (the “Purchase Agreement”), whereby the Issuer agreed to acquire a portfolio consisting of $155.8 million in debt and equity investments from BNY Mellon-Alcentra Mezzanine III, L.P. for approximately $64.3 million in cash and 6,100,000 shares of the Issuer’s common stock at the initial public offering price of $15.00 per share, or an aggregate amount of $91.5 million. By virtue of holding limited partner interests in BNY Mellon-Alcentra Mezzanine III, L.P., Alcentra Investments Limited acquired 1,450,999 shares of the Issuer’s common stock, advisory clients of BNY Mellon, National Association acquired 1,516,235 shares of the Issuer’s common stock.

As of December 31, 2014, BNY Mellon Global Credit Alternatives Fund had purchased 60,500 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $768,710.69. As of March 10, 2015, BNY Mellon Global Credit Alternatives Fund has purchased an additional 214,657 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $2,846,178.87.

BNY Mellon Global Credit Alternatives Fund is managed by Alcentra NY, LLC, which is indirectly wholly-owned by The Bank of New York Mellon Corporation. Alcentra NY, LLC also serves as the investment adviser/manager to the Issuer and BNY Mellon-Alcentra Mezzanine III, L.P.

Item 4.	Purpose of Transaction

See Item 3 above.

With the belief that the shares of the Issuer’s common stock are consistent with the investment objective of BNY Mellon Global Credit Alternatives Fund, Alcentra NY, LLC entered into a purchase plan to purchase the Issuer’s shares of common stock on behalf of BNY Mellon Global Credit Alternatives Fund on the open market in compliance with the applicable requirements of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934 (the “Purchase Program”). In the ordinary course of its investment business and in accordance with the Purchase Program, BNY Mellon Global Credit Alternatives Fund had acquired 60,500 shares of the Issuer’s common stock as of December 31, 2014. As of March 10, 2015, BNY Mellon Global Credit Alternatives Fund has purchased an additional 214,657 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $2,846,178.87.

Except with respect to additional purchases pursuant to the Purchase Program and successor plans, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The percentages set forth below and on pages 1 through 4 above were calculated based on 13,516,766 shares of the Issuer’s common stock outstanding as of September 30, 2014, as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 10, 2014.

(a)(i) The Bank of New York Mellon Corporation may be deemed to beneficially own 3,136,251, or 23.20%, of the Issuer’s outstanding shares of common stock; (ii) BNY Mellon, National Association may be deemed to beneficially own 1,409,995, or 10.43%, of the Issuer’s outstanding shares of common stock; (iii) BNY Alcentra Group Holdings, Inc. may be deemed to beneficially own 1,726,256, or 12.77%, of the Issuer’s outstanding shares of common stock; and (iv) Alcentra Investments Limited may be deemed to beneficially own 1,450,999, or 10.73%, of the Issuer’s outstanding shares of common stock.

(b)(i) The Bank of New York Mellon Corporation shares voting power with respect to 3,128,996 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Investments Limited, BNY Mellon Global Credit Alternatives Fund and BNY Mellon National Association and shares dispositive power with respect to 3,136,251 of the Issuer’s shares of common stock held by Alcentra Investments Limited, BNY Mellon Global Credit Alternatives Fund and BNY Mellon National Association.

(ii) BNY Mellon, National Association shares voting power with respect to 1,402,740 of the Issuer’s shares of common stock held by clients of its wealth management branch and dispositive power with respect to 1,409,995 of the Issuer’s shares of common stock held by clients of its wealth management branch.

(iii) BNY Alcentra Group Holdings, Inc. shares voting and dispositive power with respect to 1,726,256 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Investments Limited and BNY Mellon Global Credit Alternatives Fund.

(iv) Alcentra Investments Limited shares voting and dispositive power with respect to 1,450,999 of the Issuer’s shares of common stock.

(c) BNY Mellon Global Credit Alternatives Fund has purchased a total of 275,157 of the Issuer’s shares of common stock, including 170,557 of the Issuer’s shares of common stock purchased during the past 60 days, which are reported as beneficially owned by The Bank of New York Mellon Corporation and BNY Alcentra Group Holdings, Inc. Please see the chart below detailing the date, price and number of shares purchased in connection with each acquisition, including those made over the past 60 days. BNY Mellon Global Credit Alternatives Fund made all such acquisitions in the open market.

Trade Date	Settlement Date	Shares	Price	Amount
12/23/2014	12/29/2014	5,300	12.7492	$67,570.76
12/24/2014	12/30/2014	5,200	12.7959	$66,538.68
12/26/2014	12/31/2014	12,500	12.6605	$158,256.25
12/29/2014	1/2/2015	12,500	12.7126	$158,907.50
12/30/2014	1/5/2015	12,500	12.7594	$159,492.50
12/31/2014	1/6/2015	12,500	12.6356	$157,945.00
1/2/2015	1/7/2015	12,500	12.7270	$159,087.50
1/5/2015	1/8/2015	6,000	12.8317	$76,990.20
1/6/2015	1/9/2015	5,000	12.8826	$64,413.00
1/7/2015	1/12/2015	9,400	13.0844	$122,993.36
1/8/2015	1/13/2015	11,200	13.1098	$146,829.76
1/9/2015	1/14/2015	5,276	13.0660	$68,936.22
1/12/2015	1/15/2015	2,400	12.9958	$31,189.92
1/13/2015	1/16/2015	10,000	12.9994	$129,994.00
1/14/2015	1/20/2015	6,800	12.9614	$88,137.52
1/15/2015	1/21/2015	4,600	12.8865	$59,277.90
1/16/2015	1/22/2015	4,700	12.8326	$60,313.22
1/20/2015	1/23/2015	5,100	12.9428	$66,008.28
1/21/2015	1/26/2015	9,650	12.9727	$125,186.56
1/22/2015	1/27/2015	5,100	12.8879	$65,728.29
1/23/2015	1/28/2015	2,400	12.8500	$30,840.00
1/26/2015	1/29/2015	4,200	13.0084	$54,635.28
1/27/2015	1/30/2015	4,200	12.9820	$54,524.40
1/28/2015	2/2/2015	5,400	12.9912	$70,152.48
1/29/2015	2/3/2015	5,100	12.9911	$66,254.61
1/30/2015	2/4/2015	4,900	12.9704	$63,554.96
2/2/2015	2/5/2015	4,300	12.9628	$55,740.04
2/3/2015	2/6/2015	2,100	12.9881	$27,275.01
2/4/2015	2/9/2015	1,500	13.3000	$19,950.00
2/5/2015	2/10/2015	8,000	13.6669	$109,335.20
2/6/2015	2/11/2015	4,500	13.8327	$62,247.15
2/9/2015	2/12/2015	7,400	13.7049	$101,416.26
2/10/2015	2/13/2015	6,600	13.7083	$90,474.78
2/11/2015	2/16/2015	2,700	13.6609	$36,884.43
2/12/2015	2/17/2015	3,500	13.5168	$47,308.80
2/13/2015	2/18/2015	6,100	13.5689	$82,770.29
2/17/2015	2/20/2015	1,700	13.5259	$22,994.03
2/18/2015	2/23/2015	3,700	13.5838	$50,260.06
2/19/2015	2/24/2015	1,000	13.5880	$13,588.00
2/20/2015	2/25/2015	8,700	13.7099	$119,276.13
2/23/2015	2/26/2015	7,100	13.7369	$97,531.99
2/24/2015	2/27/2015	5,900	13.8548	$81,743.32
2/25/2015	3/2/2015	11,800	13.9748	$164,902.64
2/26/2015	3/3/2015	4,131	13.9030	$57,433.29
Total:		275,157		$3,614,889.56

In addition to the transactions listed above, certain clients of the wealth management branch of BNY Mellon, National Association have engaged in transactions whereby the shares previously held in a wealth management account were transferred, sold, or otherwise disposed of by certain wealth management clients.

(d) No person (other than the Reporting Persons and their clients) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s shares of common stock reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 4 and 5 are incorporated by reference herein. Other than as described elsewhere in this Statement, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s shares of common stock which are required to be described hereunder.

Item 7.	Materials to be Filed as Exhibits

Exhibit
Number	Description of Exhibit

Exhibit 1	Form of Asset Purchase Agreement by and between the Issuer and BNY Mellon-Alcentra Mezzanine III, L.P. and Alcentra NY, LLC (incorporated by reference to Exhibit (k)(4) to pre-effective amendment no. 4 to the Issuer’s Registration Statement on Form N-2 (File No. 333-194521) filed on May 8, 2014).

Exhibit 99.1	Directors and Executive Officers of the Reporting Persons

Exhibit 99.2	Joint Filing Agreement

Exhibit 99.3	Power of Attorney for the Bank of New York Mellon Corporation and BNY Mellon, National Association.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2015

THE BANK OF NEW YORK MELLON CORPORATION

         By: /s/ Nicholas R. Darrow

         Name: Nicholas R. Darrow

  Title: Senior Vice President

 Attorney-In-Fact for

 The Bank of New York Mellon Corporation

BNY MELLON, NATIONAL ASSOCIATION

By: /s/ Nicholas R. Darrow

Name: Nicholas R. Darrow

Title: Senior Vice President of The Bank of New York Mellon Corporation

Attorney-In-Fact for

BNY Mellon, National Association

BNY ALCENTRA GROUP HOLDINGS, INC.

By: /s/ Robert Bennett

Name: Robert Bennett

Title: Authorized Person

ALCENTRA INVESTMENTS LIMITED

By: /s/ Robert Bennett

Name: Robert Bennett

Title: Authorized Person